

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 8, 2007

Mr. Walter Cristian Forwood
Chief Financial Officer
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires
Argentina

> **Re:** **YPF Sociedad Anónima**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-12102**

Dear Mr. Forwood:

We have reviewed your Form 20-F for YPF Sociedad Anónima for the Fiscal Year Ended December 31, 2006 and response letter dated October 12, 2007, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page F-8

Note 15. Additional U.S. GAAP Disclosures, page F-46

c) Hydrocarbon well abandonment obligations, page F-46

1.   We have reviewed your response to comment 1 of our letter dated September 10, 2007. The basis for the revision to the asset retirement obligation amounts during the fiscal years 2006, 2005 and 2004 remains unclear. We understand the general reason for the increase in previously recorded obligations relate to change in suppliers, new requirements of the Secretariat of Energy and increases in repair costs due to growth in demand as a result of rising WTI prices. Considering the magnitude of these revisions recorded during the past three fiscal years, please provide us with a breakdown by fiscal year of the revision amounts related to the specific changes in estimates identified in each future period. Your response should address in more detail what factors occurred during fiscal years 2006, 2005 and 2004 to justify these significant revisions to previously recorded amounts. In addition, please tell us why you believe these revisions of 58%, 107% and 72% of the beginning of year obligations under US GAAP as of December 31, 2006, 2005 and 2004, respectively should be considered a change in estimate versus the correction of an error.

Engineering Comments

Exploration and Development Properties and Production, page 35

2.   We have reviewed your response to prior comment 13. Because there is a material difference in value between oil reserves and gas reserves, we believe it is more meaningful to investors if you disclose the production and reserves for your principal properties in separate units of oil and gas. Please confirm that you will provide this expanded disclosure in your proposed table.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director